UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
September 2011 Up 18.4% Year over Year

Mexico City, October 4, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for September 2011 increased by 18.4% when compared to September 2010.

All figures in this announcement reflect comparisons between September 1 through September 30, 2010 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	September 2010	September 2011	% Change
Cancún	230,633	269,510	16.9
Cozumel	2,891	5,672	96.2
Huatulco	16,879	27,505	63.0
Mérida	70,355	86,499	22.9
Minatitlán	6,705	9,213	37.4
Oaxaca	20,018	31,920	59.5
Tapachula	14,873	11,548	(22.4)
Veracruz	49,222	61,447	24.8
Villahermosa	43,882	68,694	56.5
Total Domestic	455,458	572,008	25.6

International
Airport	September 2010	September 2011	% Change
Cancún	443,485	495,593	11.7
Cozumel	8,860	7,283	(17.8)
Huatulco	385	560	45.5
Mérida	4,850	4,366	(10.0)
Minatitlán	134	379	182.8
Oaxaca	2,916	2,754	(5.6)
Tapachula	318	451	41.8
Veracruz	4,796	7,697	60.5
Villahermosa	3,457	3,792	9.7
Total International	469,201	522,875	11.4

ASUR	Page 1 of 2

Total
Airport	September 2010	September 2011	% Change
Cancún	674,118	765,103	13.5
Cozumel	11,751	12,955	10.2
Huatulco	17,264	28,065	62.6
Mérida	75,205	90,865	20.8
Minatitlán	6,839	9,592	40.3
Oaxaca	22,934	34,674	51.2
Tapachula	15,191	11,999	(21.0)
Veracruz	54,018	69,144	28.0
Villahermosa	47,339	72,486	53.1
ASUR Total	924,659	1,094,883	18.4

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR	Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 4, 2011